AMENDED AND RESTATED AGREEMENT

PURSUANT TO DISTRIBUTION AND SERVICE PLAN

This Amended and Restated Agreement Pursuant to Distribution and Service Plan (this “Agreement”) is made as of April 30, 2026, by and between Empower Funds, Inc., a Maryland corporation (“Empower Funds”) and Empower Financial Services, Inc., a Delaware corporation (the “Distributor”). Empower Funds is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and is entering into this Agreement on behalf of each series of Empower Funds set forth on Schedule A hereto (each a “Fund,” collectively the “Funds”), as such schedule may be amended from time to time.

WHEREAS, Empower Funds has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act (the “Plan”) relating to Class L shares of the Funds (the “Shares”); and

WHEREAS, the Distributor is the principal underwriter of Empower Funds, and desires to promote distribution of the Shares and to provide or arrange for the provision of services in respect of the Shares as contemplated by the Plan;

WHEREAS, Empower Funds and the Distributor previously entered into an Agreement Pursuant to Distribution and Service Plan dated December 31, 2010, as amended from time to time (collectively, the “Prior Agreement”), and now desire to amend and restate the Prior Agreement in its entirety to reflect current terms and conditions for the continued operation of the Plan and to supersede and replace the Prior Agreement and all amendments thereto in their entirety;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.

Authorized Activities and Expenditures. The Distributor shall, subject to the direction of Empower Funds, undertake such activities and pay such expenses with respect to each Fund as the Distributor reasonably deems necessary or appropriate and are primarily intended to result in the sale of Shares of the Fund and/or for providing or arranging for the provision of services to the shareholders of such Shares, subject to the terms and conditions of this Agreement and the Plan.

2.

Compensation. As compensation for the activities and expenditures contemplated by this Agreement pursuant to the Plan, each Fund shall pay to the Distributor a fee in the amount of 0.25% of the average daily net asset value of the Shares of the Fund (determined in accordance with the Fund’s prospectus as from time to time in effect) on an annual basis. Such fee shall be calculated and accrued daily and paid monthly or at such intervals as Empower Funds’ Board of Directors shall determine.

3.

Information. To the extent required by applicable law, including, without limitation, Rule 12b-1 under the 1940 Act, or as otherwise determined by the Board, the Distributor shall provide to Empower Funds’ Board of Directors for its review, at least quarterly, a written report specifying in reasonable detail the amounts expended by the Distributor for distribution or services under this Agreement and the purposes for which such expenditures were made.

4.

Term. This Agreement shall not become effective until the Plan takes effect according to its terms. In addition, this Agreement, or any amendment thereto, shall not take effect until it has been approved by votes of a majority of both Empower Funds’ Board of Directors and the Independent Directors (as defined in the 12b-1 Plan). Unless sooner terminated in accordance with its terms with respect to any Fund, to the extent required by applicable law, including, without limitation,

Rule 12b-1 under the 1940 Act, or as otherwise determined by the Board, this Agreement shall continue in effect with respect to each Fund for a period of more than one year after it takes effect only for as long as such continuance is specifically approved at least annually in the manner described in the preceding sentence of this paragraph.

5.

Termination. This Agreement will automatically terminate with respect to each Fund in the event of its assignment (as such term is defined in the 1940 Act) or upon termination of the Plan. This Agreement may be terminated with respect to a Fund by Empower Funds or by the Distributor, without penalty, upon 60 days’ prior written notice to the other party. This Agreement may also be terminated with respect to a Fund at any time without penalty by the vote of a majority of the Independent Directors (as defined in the Plan) or a majority of the outstanding Shares of a Fund on 60 days’ written notice.

6.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Colorado, without giving effect to principles of conflict of laws.

The parties hereto have executed this Agreement as of the day and year first above written.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through duly authorized officer as of the day and year first above written.

EMPOWER FUNDS, INC.		EMPOWER FINANCIAL SERVICES, INC.

By:	/s/ Kelly New	By:	/s/ Robert Ettinger
Name:	Kelly New	Name:	Robert Ettinger
Title:	Chief Financial Officer & Treasurer	Title:	Vice President

Schedule A

Funds

Empower Conservative Profile Fund

Empower Moderate Profile Fund

Empower Moderately Conservative Profile Fund

Empower S&P Mid Cap 400® Index Fund

Empower S&P Small Cap 600® Index Fund

Empower SecureFoundation® Balanced Fund

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